UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2015

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited is incorporating by reference the information set forth in Exhibit 99.1 only relating to its unaudited consolidated financial statements as of March 31, 2015 and for the three months and year ended March 31, 2015 and 2014 and the sections titled “Recent Developments – Investment in Inspirock Inc.”, “Other Information – Share Repurchase”, “Fiscal 2015 Fourth Quarter and Full Year 2015 Financial Results” and “About Non-IFRS Financial Measures”) set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

On May 14, 2015, MakeMyTrip Limited issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter 2015 (i.e. quarter ended March 31, 2015) and for the fiscal year 2015 (i.e. year ended March 31, 2015). A copy of the earnings release dated May 14, 2015 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated May 14, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and
Group Chief Executive Officer

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated May 14, 2015.